SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

New Gas Ventures in ES

Rio de Janeiro, October 8th 2010 – Petróleo Brasileiro S.A. - Petrobras announces it will put three new industrial ventures into operation in Espírito Santo, this week, which will contribute to increase the supply of gas to the consumer market: the second module of the Cacimbas Gas Treatment Unit (UTGC), the pre-operation of the Sul Capixaba Gas Treatment Unit (UTG Sul), and the Canapu gas field, located off the northern coast of the state. These projects are part of the Gas Production Anticipation Plan (Plangás).

With operations going on stream at the two new treatment units, the nominal gas processing capacity in Espírito Santo will reach around 12 million cubic meters per day. With production being kicked off at the Canapu Field, which has the potential to produce 2 million cubic meters per day, the total gas production in the state, currently standing at around 10 million cubic meters, will be the same nominal volume of the gas that is processed.

UTGC

The second UTGC module, in Linhares, consists of a Natural Gas Processing Unit (UPGN) and of a Natural Gas Condensate Processing Unit (UPCGN). After process adjustment and stabilization, expected to take place in the coming days, this module will ramp the UTGC's nominal processing capacity up to 9 million cubic meters of natural gas per day, underpinning the importance of Espírito Santo in the supply of this input to the Brazilian market.

Inaugurated in February 2006, the UTGC was originally designed to treat and to bring to the market the gas produced in Peroá Field, located off the Northern Coast of the State. With Module 2 in operation, the UTGC's capacity to produce cooking gas (LPG) will grow to 1,800 tons per day, which will be transported via pipeline to the Barra do Riacho Waterway Terminal, in Aracruz, from where it will be shipped in gas vessels to supply the domestic market.

With the completion of the work on Module 3, slated for early 2011, the UTGC will have the capacity to process up to 16 million cubic meters of natural gas, 2,700 tons of LPG, and 5,300 cubic meters of condensate daily.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

UTG Sul

The Sul Capixaba Gas Treatment Unit is located near the region of Ubu, in the town of Anchieta, which is located at about 100 km from Vitória. The unit has an initial capacity to process 2.5 million cubic meters of gas per day, produced in fields located in the Parque das Baleias, in the Southern offshore area of Espírito Santo.

The Sul Capixaba gas drainage and treatment system is formed by UTG Sul and and by an 83-km long gas pipeline, ensuring the flow and treatment of all of the gas produced in the area.

These new gas treatment units are strategically interconnected to the Southeast-Northeast Gas Pipeline (Gasene), which makes it possible to supply the Southeast and Northeast, according to the specifications provided by the National Petroleum Agency (ANP) .

The Canapu field

The development of the Canapu field is the first deepwater gas production project to operate in Brazil, at depths of approximately 1,600 meters from the water line. Canapu is a field of non-associated gas with potential to produce 2 million cubic meters per day through a single well (ESS-138) connected to the FPSO Cidade de Vitória vessel platform. This FPSO also produces gas from the Golfinho Field, which is sent for processing at the UTGC.

Since the Canapu well is 22 km away from the platform, Petrobras inaugurated an innovative technology to enable production there: the "pipe-in-pipe," which consists of a 6-inch in diameter pipe that is inserted into another 12-inch pipeline kept separate from each other with special coatings. This technology eliminates a common problem in the oil industry, namely the hydrate formation in the pipeline.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.